UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-38768

MDJM LTD

Fernie Castle, Letham

Cupar, Fife, KY15 7RU
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Adoption of Equity Incentive Plan and Share Issuance

On April 30, 2026, the board of directors (the “Board”) and the compensation committee of the board of directors (the “Compensation Committee”) of MDJM LTD (the “Company”) adopted the MDJM LTD 2026 Equity Incentive Plan (the “Plan”) to retain the best available personnel for positions of responsibility with the Company. Subject to adjustment as provided in the Plan, the maximum aggregate number of shares that may be issued under the Plan is 200,000 Class A ordinary shares and 200,000 Class B ordinary shares. The foregoing description of the Plan is not complete and is qualified in its entirety by reference to the full text of the Plan, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Pursuant to the Plan, on April 30, 2026, the Board and the Compensation Committee of the Company granted and the Company issued an aggregate of 200,000 Class B ordinary shares of the Company, par value US$0.875 per share (the “Shares”), to Mr. Siping Xu, the Chief Executive Officer and the Chairman of the Board of Directors of the Company, for his service rendered to the Company.

As a result of the issuance of the Shares, Mr. Siping Xu now directly or indirectly controls approximately 89.58% of the aggregate voting power of the issued and outstanding ordinary shares of the Company.

Exhibits

Exhibit No.	Description
10.1	MDJM LTD 2026 Equity Incentive Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDJM LTD

Date: May 4, 2026	By:	/s/ Siping Xu
	Name:	Siping Xu
	Title:	Chairman of the Board of Directors